EXHIBIT 99.1

CHAPTER 4

The securities have not been registered with the United States Securities and Exchange Commission and are not being offered in the United States or to U.S. Persons.

4.1           General

In this Prospectus, "we," "us," "our," and the "Company" refer to B Communications and its subsidiaries, unless otherwise indicated. As used in this Prospectus, “Internet Gold” means “Internet Gold - Golden Lines Ltd,” “Eurocom Communications” means “Eurocom Communications Ltd.,” “Bezeq” means Bezeq The Israel Telecommunications Corp. Ltd., “SP1” means B Communications (SP1) Ltd., “SP2” means  B Communications (SP2) Ltd., “Pelephone” means Pelephone Communications Ltd., “Bezeq International” means Bezeq International Ltd. and “DBS” or “YES” (the trade name for DBS) means DBS Satellite Service (1998) Ltd. Bezeq, Pelephone, Bezeq International and DBS are sometimes referred to as the Bezeq Group in this Prospectus. The operations of DBS are not included in Bezeq’s consolidated financial statements.

Our consolidated financial statements appearing in this Prospectus are prepared in New Israeli Shekels and are translated into U.S. dollars at the representative rate of exchange at June 28, 2013 (NIS 3.618 = $1.00). All references in this Prospectus to “dollars” or “$” are to U.S. dollars and all references in this Prospectus to “NIS” are to New Israeli Shekels.

Effective as of January 1, 2009, we adopted International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB, replacing the previous reporting standards which were generally accepted accounting principles in the United States, or U.S. GAAP. Accordingly, beginning January 1, 2009, we prepare our consolidated financial data according to IFRS as issued by the IASB. Our transition date to IFRS under First Time Adoption of International Financial Reporting Standards was January 1, 2008.

4.2           Summary Information Regarding the Company

YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING THE COMPANY AND THE SECURITIES BEING OFFERED HEREBY, INCLUDING THE RISKS DISCUSSED UNDER THE HEADING "RISK FACTORS" SET FORTH IN THIS PROSPECTUS. YOU SHOULD ALSO READ CAREFULLY THE HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS, THE NOTES THERETO AND OTHER INFORMATION THAT IS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS, INCLUDING OUR ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2012 WHICH CONTAINS OUR AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012, OUR REPORT ON FORM 6-K FILED ON SEPTEMBER 30, 2013 WHICH CONTAINS OUR CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTH PERIOD ENDED AND AS OF JUNE 30, 2013, AND OUR REPORT ON FORM 6-K FILED ON NOVEMBER 7, 2013 WHICH REPORTS ON OUR FINANCIAL RESULTS FOR THE NINE MONTH PERIOD ENDED AND AS OF SEPTEMBER 30, 2013.

Market and Industry Data

We operate in an industry in which it is difficult to obtain precise market and industry information. We have generally obtained the market and competitive position data in this Prospectus from our competitors’ public filings, from industry publications and from surveys or studies conducted by third party sources that we believe to be reliable. Certain information in this Prospectus contains independent market research carried out by Euromonitor International Limited and should not be relied upon in making, or refraining from making, any investment decision.

We calculate market share for each of our services by dividing the number of RGUs (revenue generating units) for such service by the total number of subscribers in Israel to such service, which is calculated based on our competitors’ public filings and reported subscriber base, other public information and our internal estimates.

However, we cannot verify the accuracy and completeness of such information and we have not independently verified such market and position data. We do, however, accept responsibility for the correct reproduction of this information and, as far as we are aware and are able to ascertain from information published, no facts have been omitted that would render the reproduced information inaccurate or misleading.

In addition, in many cases we have made statements in this Prospectus regarding our industry and our position in the industry based on our experience and our own investigation of market conditions. We cannot assure you that any of these assumptions are accurate or correctly reflect our position in the industry, and none of our internal surveys or information has been verified by independent sources.

Background

We are an Israeli company, publicly traded on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange (“TASE”). Our principal asset is our 31% controlling interest in Bezeq, Israel’s largest telecommunications provider based on revenue and subscribers.

We purchased a 30.44% controlling interest in Bezeq from the Apax-Saban-Arkin Group in 2010 and currently hold 30.92% of its outstanding shares. The holding of means of control of Bezeq is regulated and in connection with our acquisition of the controlling interest in Bezeq, the Israeli Prime Minister and Minister of Communications issued a permit to control Bezeq to us, our controlling shareholders and members of the Eurocom group (no other entities or persons hold a Bezeq control permit). Bezeq is Israel’s largest telecommunications provider, is publicly traded on the TASE and included in the TA-25 index. We are a subsidiary of Internet Gold, an Israeli company publicly traded on the NASDAQ Global Select Market and the TASE. Internet Gold is controlled by Eurocom Communications, an Israeli private telecommunications group that has investments in telecommunications, satellite services, media, consumer electronic products, real estate, financial services and additional fields.

The Bezeq Group is a leading provider in Israel of fixed-line telephony services and fixed-line broadband Internet infrastructure access services, cellular telephony services through its wholly-owned subsidiary, Pelephone, Internet service provider (“ISP”) services and international telephony services through its wholly-owned subsidiary, Bezeq International, pay-television services through its 49.8% ownership of the satellite television provider, YES, and other communications infrastructures and services. In each of these markets, the Bezeq Group holds a significant market share.

The Bezeq Group has over 2.21 million active fixed telephone lines in its fixed-line telephony business, 1.2 million fixed-line broadband Internet infrastructure access services subscribers, 2.81 million subscribers in its cellular telephony services business and 583,000 pay-television services subscribers(as of December 31, 2012). For the year ended December 31, 2012, the Bezeq Group had revenues of NIS 10.3 billion (approximately USD 2.8 billion) and its EBITDA was NIS 4.5 billion (approximately USD 1.2 billion). For the six months ended June 30, 2013, the Bezeq Group had revenues of NIS 4.8 billion (approximately USD 1.3 billion) and its EBITDA was NIS 2.2 billion (approximately USD 0.6 billion). Since Bezeq does not consolidate YES’s results into its financial statements, the foregoing amounts do not include the revenues of YES.

The Bezeq Group’s diversified telecommunications services are based on highly advanced nationwide infrastructures.

In the fixed-line segment, Bezeq has deployed a new high-speed Next Generation Network (“NGN”) to enhance its fixed-line telephony and fixed-line broadband Internet infrastructure access services. The NGN, which covers over 98% of the total population in Israel, uses VDSL2 technology and enables Bezeq to provide bandwidth of up to 100 Mbps (download) speed, as well as innovative value-added services. In the cellular telephony services market, Pelephone’s 3.5G UMTS/HSPA network offers high-speed Internet access and a strong platform to support the increasing demand for smartphone and advanced data services.

 In December 2011, Bezeq International completed the deployment of a new high-speed submarine optical fiber communications cable system connecting Israel and Europe, which was launched in January 2012 and has increased bandwidth (capacity and speed) and positioned Bezeq International as the sole ISP in Israel to own and operate an advanced international network, enabling its subscribers to enjoy high quality performance and the highest bandwidth.

YES is the only company in Israel licensed to operate in the multi-channel satellite television broadcasting sector and is one of only two companies in Israel licensed to provide multi-channel television services, with nation-wide coverage and  innovative and advanced technologies, including personal video recorder (“PVR”), video on demand (“VOD”) and high-definition (“HD”) television.

Bezeq’s Business Segments

Domestic Fixed-Line Communications (Bezeq)

Bezeq is the incumbent and largest provider of fixed-line telephony and fixed-line broadband Internet infrastructure access services in Israel. Its products and services include basic telephony services on domestic telephone lines and associated services and fixed-line broadband Internet infrastructure access services through its nationally deployed, high quality infrastructure network. Bezeq also offers, among other services, transmission and data communication services, services to other communications operators and broadcasting services. In 2009, Bezeq launched its high-speed, optical fiber based NGN.  The NGN, which covers over 98% of the total population in Israel, provides Bezeq’s subscribers with high speed and high quality fixed-line broadband Internet infrastructure access and bandwidth of up to 100 Mbps (download) speed. Despite increased competition, in 2012, the net growth in the broadband Internet infrastructure access services market in Israel was 61,000 subscribers and Bezeq recorded 58,000 new fixed-line broadband Internet infrastructure access subscribers.

Bezeq (Fixed-Line) (In millions)
Fixed-Line Telephony	Estimated market share(*) (as of December 31, 2012)	68%
	Active lines (as of December 31, 2012)	2.27
	Active lines (as of December 31, 2011)	2.36
	Churn rate(**) 2012	15.3%
	Churn rate(**) 2011	11.6%
Fixed-Line Broadband Internet Infrastructure Access	Estimated market share(*) (as of December 31, 2012)	60%
	Subscribers (as of December 31, 2012)	1.17
	Subscribers (as of December 31, 2011)	1.11
Revenues for the six months ended June 30, 2013	NIS 2,250 (US$ 623)
EBITDA contribution for the six months ended June 30, 2013	NIS 1,380 (US$ 381)

(*)
Estimated market share is based on the number of active lines (fixed-line telephony) or subscribers (fixed-line broadband Internet infrastructure access). As of December 31, 2012, Bezeq's market share in the fixed-line telephony market is estimated to be 75% and 59% in the business and private sectors, respectively.

(**)	Calculated by dividing the total number of lines that became inactive during the period by the average number of active lines during the period.

Cellular Telephony (Pelephone)
Pelephone is among the leading cellular phone operators in Israel. Pelephone provides cellular telephony services, markets handsets and other end-user equipment, and provides repair services. Pelephone’s nationwide 3.5G UMTS/HSPA+ network configuration, supports download speeds of up to 42 Mbps and upload speeds of up to 5.7 Mbps. Cellcom and Partner. Pelephone’s network provides it with a strong platform from which to offer advanced data services, which will enable it to continue to offer a variety of advanced services and products to its customers. In addition, Pelephone’s advanced 3.5G UMTS/HSPA network is upgradeable to support 4G standards.  Pelephone also has a nationwide network of sales and service centers that provide efficient customer support and service.

Pelephone (In millions)
Cellular Telephony	Estimated market share(*) (as of December 31, 2012)	28%
	Active lines (as of December 31, 2012)	2.80
	Active lines (as of December 31, 2011)	2.85
	Churn rate 2012(**)	22.4%
	Churn rate 2011(**)	22.9%
Revenues for the six months ended June 30, 2013	NIS 1,879 (US$ 519)
EBITDA contribution for the six months ended June 30, 2013	NIS 594 (US$ 164)

(*)	Estimated market share is based on the number of active lines.

Calculated by dividing the sum of the total number of subscribers who disconnected from Pelephone’s services during the period plus the number of subscribers who became inactive during the period, by the average number of active subscribers during the period

ISP, International and Domestic Data Transfer and Networks Services, International Telephony and ICT (Bezeq International)
Bezeq International is Israel’s leading provider of ISP services, international data transfer and network services and international telephony services. Bezeq International provides comprehensive communications solutions that include ISP and related value-added services, international and domestic telephony, PBX supply and support, information and communication technology (“ICT”), cloud computing services, data communications and information security, website, server hosting and co-location services.

In January 2012, Bezeq International launched JONAH, a 2,300 kilometers fully redundant (i.e. utilizes two equipped fiber pairs) submarine optical fiber communications cable system that serves as an independent communications infrastructure in the Mediterranean Sea linking Israel and Europe.  In parallel with the completion of the JONAH submarine cable in the fourth quarter of 2011, Bezeq International invested in the procurement of the “ARIEL” submarine fibre pair that connects Israel to Cyprus and extends to Marseilles, France through the ALEXANDROS submarine cable. In addition, Bezeq International holds multiple 10 Gbps capacity rights through the MedNautilus cable system. Following the launch of JONAH, Bezeq International became the first and only ISP in Israel to wholly own an advanced international network, enabling its subscribers to enjoy high quality performance and the largest bandwidth.

Bezeq International’s ability to adapt to changing trends in the Israeli communications market and its investments in the development of its Internet services and additional growth engines, have assisted it in establishing its leading position.

Bezeq International (In millions)
ISP	Estimated market share (as of December 31, 2012)(*)	39%
	Churn rate 2012(**)	18.4%
	Churn rate 2011(**)	12.6%
International Telephony	Estimated market share (as of December 31, 2012)(*)	27.1%
Revenues for the six months ended June 30, 2013	NIS 705 (US$ 195)
EBITDA contribution for the six months ended June 30, 2013	NIS 180 (US$ 50)

(*)	Based on the number of subscribers (ISP) or incoming and outgoing minutes (international telephony).
(**)	Calculated by dividing the number of subscribers who became inactive during the period, by the average number of ISP subscribers during the period

Multi-Channel Television (YES)
YES, which is 49.8% held by Bezeq, is the only company in Israel licensed to provide multi-channel television broadcasts via satellite to subscribers. YES offers nationwide coverage through its DTH technology. YES focuses on creating clear differentiation from its main competitor, HOT, with respect to brand, content and service quality. YES offers a wide range of high quality programming and channels, with over 142 different channels, including 20 HD channels, and over 23,000 VOD titles as of December 31, 2012. In addition, YES has a strong track-record of innovative technology development and is a leading provider of value-added services, including hybrid IP and DTH based set-top-boxes (including PVR) and VOD. YES's ARPU increased by 1% from NIS 232 per month for the year ended December 31, 2011 to NIS 234 per month for the year ended December 31, 2012.

YES (In millions)
Multi-Channel Television	Estimated market share(*) (as of December 31, 2012)	39%
	Subscribers (as of December 31, 2012)	578
	Subscribers (as of December 31, 2011)	586
	Churn rate 2012(**)	15.5%
	Churn rate 2011(**)	11.7%
Revenues in the six months ended June 30, 2013	NIS 808 (US$ 223)
EBITDA contribution in the six months ended June 30, 2013	NIS 262 (US$ 72)

(*)	Estimated market share is based on the number of subscribers.
Calculated by dividing the number of subscribers who became inactive during the period, by the average number of YES subscribers during the period

Recent Events

On November 5, 2013, we announced that we had finalized modifications to the financing agreement we had entered into with a Israeli bank consortium led by Bank Hapoalim that provided us with the financing to acquire our controlling interest in Bezeq. The modifications to the financing agreement are expected to immediately improve our financial position by gradually decreasing the amount of bank debt repayments due through the end of 2016 and increasing the reserves available to us for distribution and other uses.

The modifications to the financing agreement include the following elements:

•	Permits early repayment of NIS 400 million of the bank debt;

•	Decreases our mandatory bank debt repayments by approximately NIS 150 million per year, from NIS 480 million per year to NIS 330 million per year;

•
Permits B Communications (SP2) Ltd. (“SP2”), our wholly-owned subsidiary that holds  Bezeq shares, to transfer NIS 250 million to us by November 10, 2013; and Revises existing covenants to allow us to cause SP2 to distribute to us most of the reserves that it accumulates.

On November 7, 2013, our Board of Directors declared the first dividend in our history, a dividend of NIS 3.41 per share and in the aggregate amount of approximately NIS 102 million. The record date for the distribution of the dividend will be November 18, 2013 and the payment date will be December 3, 2013.

4.3           Ratio of Earnings to Fixed Charges

Our ratio of earnings to fixed charges for the periods presented, are as follows:

	Year Ended December 31,					Six Months Ended
	2008	2009	2010	2011	2012	June 30, 2013
Ratio of earnings to fixed charges.	2.00	6.46	2.40	2.02	2.74	3.25

For the purpose of these computations, earnings have been calculated as the sum of (i) pretax income from continuing operations and (ii) amortization of capitalized interest offset by interest capitalized. Fixed charges consist of the sum of (i) interest expensed and capitalized, amortization of premiums, discounts and capitalized expenses related to indebtedness; and (ii) an estimate of the interest within rental expense (calculated as 25% of rental expense).

4.4           Summary Terms of the Offer

We may, from time to time, offer and sell the securities described below in one or more offerings:

▪	Up to 50,000,000 ordinary shares par value NIS 0.1 each.

▪	Up to three series of debentures (series 3-5), par value NIS 1 each, in an aggregate par value for each series of up to NIS 2,000,000,000 (“Debenture Series 3-5”).

▪
Up to three series of convertible debentures (series 6-8), par value NIS 1 each, in an aggregate par value for each series of up to NIS 2,000,000,000 (“CD Series 6-8”). Each of the CD Series 6-8 shall be convertible into the Company's ordinary shares.

▪	Up to three series of warrants (series 1-3), of up to 500,000,000 warrants each. Every warrant shall be exercisable for the Company's ordinary shares.

▪	Up to three series of warrants (series 4-6), of up to 500,000,000 warrants each. The warrants shall be exercisable for the Company's debentures (series 3-8).

This Prospectus provides you with a general description of the securities which we may offer. Each time we offer to sell securities under this Prospectus, we will provide a Prospectus supplement containing specific information about the terms of that offering. The Prospectus supplement may also add, update or change information contained in this Prospectus. To the extent that any information we provide in a Prospectus supplement is inconsistent with information in this Prospectus, the information in the Prospectus supplement will modify or supersede this Prospectus. You should read this Prospectus and any supplement together with additional information described below under Section 4.13 "Where You Can Find More Information" carefully before purchasing any of our securities. We will not use this Prospectus to confirm sales of any securities that are being registered but not offered under this Prospectus, unless it is attached to a shelf offering report.

We may sell these securities in one or more offerings. We may sell these securities to or through underwriters and also to other purchasers or through agents. The names of any underwriters or agents will be stated in a supplemental shelf offering report.

4.5           Forward-Looking Statements

The statements incorporated by reference or contained in this Prospectus discuss our future expectations, contain projections of our results of operations or financial condition, and include other forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended. You should not unduly rely on forward-looking statements contained or incorporated by reference in this Prospectus. Such forward-looking statements do not purport to be predictions of future events or circumstances. As such, our actual results and performance may differ materially from those expressed in such forward-looking statements. Forward-looking statements that express our beliefs, plans, objectives, assumptions, future events or performance may involve estimates, assumptions, risks and uncertainties. Such risks and uncertainties are discussed in this Prospectus under the heading “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are also filed with the Israel Securities Authority. You should read and interpret any forward-looking statements together with these documents. Forward-looking statements often, although not always, include words or phrases such as the following: “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “intends,” “plans,” “projection” and “outlook.”

Any forward-looking statement speaks only as of the date on which that statement is made. We will not update, and expressly disclaim any obligation to update, any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.

4.6           Selected Consolidated Financial Data

You should carefully read the following selected Consolidated Financial Data in conjunction with "Item 5- Operating and Financial Review and Prospects" of our Annual Report on Form 20-F as of December 31, 2012 which contains our Consolidated Financial Statements as of December 31, 2012 and related notes for the year then ended and in conjunction with the condensed interim consolidated financial statements as of June 30, 2013 in our report on Form 6-K filed on September 30, 2013.

The tables below at and for the five years ended December 31, 2012 set forth selected consolidated financial data, which is derived from our audited consolidated financial statements. The audited consolidated financial statements at December 31, 2011 and 2012 and for the three years ended December 31, 2012 appear in our annual report on Form 20-F as of December 31, 2012 and are incorporated herein by reference. The summary financial information as of June 30, 2013 and for the six months periods ended June 30, 2012 and 2013, which appear in our report on Form 6-K filed on September 30, 2013 and are incorporated herein by reference, have been derived from our unaudited financial statements, which include all adjustments consisting of normal recurring adjustments that we consider necessary for a fair presentation of our financial position and results of operations for these periods.  Results for interim periods are not necessarily indicative of the results that may be expected for the entire year.

Consolidated Statement of Income Data:

	Year Ended December 31,					Six Months Ended June 30,
	2008	2009	2010	2011	2012*	2012	2013
	(NIS in millions, except share and per share data)
Revenues	1,106	1,173	8,657	11,373	10,278	5,335	4,756
Depreciation and amortization	112	98	2,294	2,984	2,367	1,318	981
Salaries	161	158	1,488	2,114	1,978	1,017	969
General and operating expenses	694	749	3,640	4,462	3,995	2,052	1,720
Other operating expenses (income), net	7	2	5	326	(11)	70	(29)
Operating income	132	166	1,230	1,487	1,949	878	1,115
Finance expense	65	49	600	983	917	477	408
Finance income	(8)	(85)	(313)	(485)	(562)	(312)	(264)
Income after financing expenses (income), net	75	202	943	989	1,594	713	971
Share of losses in equity-accounted investee	–	–	235	216	245	141	107
Income before income tax	75	202	708	773	1,349	572	864
Income tax	22	55	385	653	556	243	286
Net income for the year	53	147	323	120	793	329	578
Income (loss) attributable to:
Owners of the company	53	147	(140)	(219)	46	(1)	101
Non-controlling interests	–	–	463	339	747	330	477
Net income for the year	53	147	323	120	793	329	578
Basic earnings (loss) per share	2.08	5.81	(4.83)	(7.34)	1.52	(0.03)	3.37
Diluted earnings (loss) per share	2.08	5.81	(4.93)	(7.38)	1.49	(0.05)	3.37

*	Restated following retrospective application. See note 3 to the condensed consolidated interim financial statements as of June 30, 2013.

Statements of Financial Position:

	As of December 31,				As of June 30,
	2008	2009	2010	2011	2012		2013
	(NIS in millions)
Cash and cash equivalents	61	940	383	1,369	757		646
Total assets	1,581	2,410	24,034	24,909	22,629	*	22,307
Total current liabilities	477	1,146	4,157	4,660	4,761	*	4,319
Non-current liabilities	384	342	11,534	15,246	13,532	*	13,661

*	Restated following retrospective application. See note 3 to the condensed consolidated interim financial statements as of June 30, 2013.

Exchange Rate Information

The following table sets forth, for the periods and dates indicated, certain information regarding the Bank of Israel representative rate of exchange for dollars, expressed in NIS per one dollar. The representative rate is the average between the buying rate and the selling rate of exchange. We do not use such rates in the preparation of our consolidated financial statements included elsewhere herein.

Period	Average

Year ended December 31, 2008	3.586
Year ended December 31, 2009	3.923
Year ended December 31, 2010	3.732
Year ended December 31, 2011	3.579
Year ended December 31, 2012	3.733

Period	High	Low

April 2013	3.633	3.592
May 2013	3.707	3.556
June 2013	3.687	3.594
July 2013	3.661	3.556
August 2013	3.666	3.530
September 2013	3.632	3.504
October 2013	3.567	3.518

As of November 13, 2013, the representative rate of exchange was NIS 3.531 = $1.00 as published by the Bank of Israel.

4.7           Risk Factors

An investment in our securities is speculative and involves a high degree of risk and uncertainty. You should carefully consider the following factors as well as the other information contained in this Prospectus and in the other reports that we file with the U.S. Securities and Exchange Commission and that we incorporate by reference into this Prospectus before deciding to invest in our securities. If any of the events described below, individually or in combination, were to occur, this could have a material adverse impact on our business, prospects, results of operations and financial condition and could therefore have a negative effect on the trading price of our securities. Described below and elsewhere in this document are the risks considered to be the most material, although there may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that also could have material adverse effects on our results of operations, financial condition, business or operations in the future. In addition, our past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

This Prospectus also contains forward looking statements that involve risks and uncertainties. The information in this Prospectus is complete and accurate as of the date of this Prospectus. Actual results may differ materially from those anticipated in these forward looking statements as a result of various factors, including the risks described below and elsewhere in this Prospectus. See “Forward Looking Statements.” We do not undertake any obligation to update any forward-looking statements, whether as a result of new information, further events, or otherwise.

Risks Related to the Business of Bezeq

Competition from other telecommunications providers and recent and potential changes in the competitive environment and communications technologies could adversely affect the Bezeq Group’s business, results of operations and financial condition.

Bezeq faces significant competition from established and new competitors who provide fixed-line telephony, cellular telephony, fixed-line broadband Internet infrastructure access, ISP and pay-television services. In addition to the entrance of new competitors, competition among the existing communications groups in Israel is intensifying.  Four main groups, each consisting of companies under common or joint control, hold a significant amount of the communications market in Israel today: the Bezeq Group, the Cellcom Group, the Partner Group and the HOT Group. The Bezeq Group’s three principal competitors may in some cases have fewer regulatory burdens with which they are required to comply because, among other reasons, they use different technologies to provide their services or do not own their own fixed-line network.  In addition, there can be no assurance that the measures taken by the Bezeq Group companies to streamline their respective operations and improve the services they provide to differentiate themselves from their competitors, in an effort to lessen the impact of these developments on their performance, will be successful.

In the last year, competition in the cellular telephony industry has intensified. This has led to lower prices and higher customer churn rates, which in turn has affected the Bezeq Group's results. Bezeq expects competition to continue to increase amid the changing legislation in Israel and consolidation in the telecommunications industry that permits certain service providers to market a combination of fixed-line telephony, fixed-line broadband Internet infrastructure access, ISP and pay-television services (a “bundle”) for an aggregate price which is lower than the price of the individual products and services in the bundle. The Bezeq Group is currently subject to restrictions on marketing bundles, which are stricter than the restrictions applicable to its competitors.  In addition, Bezeq expects additional competitive pressure to result from the convergence of broadcasting and communication technologies, as a result of which other participants in the Israeli media and telecommunications industries may seek to offer a package of fixed-line telephony and cellular telephony, Internet and/or video broadcast services in competition with it. These competitive forces may create further downward pressure on prices, which may result in a decrease in the Bezeq Group’s ARPU and increase the Bezeq Group companies’ churn rates.  In addition, the Bezeq Group companies may bear higher costs if they introduce new products or services to maintain or improve their competitive positioning and reduce subscriber churn.  Furthermore, technological developments and falling equipment prices could enable other operators to provide services similar to those provided by the Bezeq Group at much lower costs. In combination with difficult economic environments, these competitive pressures could adversely impact the Bezeq Group’s ability to increase, or in certain cases maintain, its ARPUs, operating cash flows and liquidity.

In May 2012, the Ministry of Communications published a policy document with respect to the expansion of competition in the fixed-line communications wholesale market, which adopted the key recommendations of a committee appointed by the Israeli Ministers’ of Communications and Finance (the “Hayek Committee”), for significant regulatory reforms in the Israeli communications market.  Regulation relating to the wholesale market implementation could entitle other communications companies network infrastructure access, which would enable such companies to lease such infrastructure from Bezeq and then sell access to their customers.  The implementation of the wholesale market policy document may have significant effects on the Bezeq Group.

Bezeq is preparing to implement a wholesale market and provide wholesale services. The effect  on Bezeq  will depend on the conditions, arrangements and similar variables associated with implementing such wholesale services, some of which have not yet been defined. Bezeq believes that in addition to the possible negative impact on revenues of providing end-to-end services to subscribers, there may also be positive effects as a result of the possible elimination of structural separation and the end of  governmental control over Bezeq's prices.

Fixed-Line Telephony.  Competition in the fixed-line telephony service is intense.  We believe that competition in this market will continue to increase due to the low barriers to entry, which have lowered primarily as a result of regulations permitting new service providers who receive a license to provide telephony services using voice over Internet protocol (“VoIP”) or voice over broadband (“VoB”) technology. While such services utilize the fixed-line broadband Internet infrastructure access network owned by either Bezeq or HOT, and therefore require end-users to purchase fixed-line broadband Internet infrastructure access services directly from Bezeq or HOT, such services have reduced demand for fixed-line telephony services.

In addition, the implementation of the wholesale market policy document published by the Ministry of Communications in May 2012 may have significant effects on Bezeq. Furthermore, the growth in use of cellular telephony services, which has become a popular substitute for fixed-line telephony, has exacerbated the competitive pressures that Bezeq faces as a fixed-line telephony operator.  Increasing use of alternative communications technologies, such as VoIP or VoB, may also continue to negatively affect Bezeq’s fixed-line call usage volumes and subscriber growth. As new competitors and new technologies enter the market and prices decrease in line with the downward pressure on telephony prices, Bezeq’s fixed-line telephony business may become less profitable and experience a decline in revenues and market share.

Fixed-Line Broadband Internet Infrastructure Access. Bezeq’s principal competitor in the fixed-line broadband Internet infrastructure access service market is HOT, which is currently the only other fixed-line broadband Internet infrastructure access provider in Israel.  In addition, Bezeq’s fixed-line broadband Internet infrastructure access services business faces competition from cellular operators as they are increasingly able to utilize a combination of technologically advanced handsets and high bandwidth technologies, such as universal mobile telecommunications system (“UMTS”) and, potentially, long-term-evolution (“LTE”) technology. The Ministry of Communications’ policy for the establishment of a wholesale market for fixed-line telephony and broadband Internet infrastructure access, pursuant to which Bezeq would be required to provide access to its fixed-line broadband Internet network infrastructure to other service providers on a wholesale basis, may increase competition in the fixed-line broadband Internet infrastructure access market. The price for such access would be determined based on a commercial agreement between Bezeq and any such service provider, but the Israeli Minister of Communications will be entitled to intervene in the determination of the terms or the price that has been agreed upon or that is sought by Bezeq if it should find that such price is either unreasonable or could harm the competition, or if the parties have been unable to enter into a commercial agreement. Should the wholesale market develop, certain requirements for structural separation and limitations on bundling of products that apply to Bezeq and HOT may be lifted, as a result of which competition in the fixed-line broadband Internet infrastructure access market may increase significantly, which could negatively affect Bezeq’s results of operations.

Competition may also increase following the proposed creation of a telecommunications joint venture between the government-owned Israel Electric Company (“IEC”) and a consortium of non-government companies that has been selected by the IEC in a tender procedure. The joint venture, if successful, will use the IEC’s electric transmission and distribution network in Israel to provide wholesale products to telecommunication services providers, which would compete with Bezeq and HOT in the wholesale market, as well as providing such services directly to large business customers. Bezeq believes that if such a telecommunications company is established that competes with it in providing infrastructure services, and such company is permitted to provide services to operators and business customers without the obligation to provide  universal deployment of a FTTH network or before completing deployment of a significant portion of its network, Bezeq's operations and results could be adversely affected.

Cellular Telephony.  The cellular telephony market in Israel is characterized by saturation and a very high penetration level in excess of 100%. Until 2012, three cellular operators, Cellcom Group, Partner Group and the Bezeq Group (through Pelephone), led the Israeli cellular telephony market. During 2012, a number of other cellular operators began to operate, including Golan Telecom and HOT Mobile, which has led to intensified competition, resulting in higher churn rates among the existing operators, a significant decrease in tariffs and, consequently, a decrease in profits. Pelephone's current principal competitors, Cellcom, Partner and HOT Mobile (since February 2012), also provide ISP services and fixed-line communications, and they market diverse joint service packages. Since HOT Mobile and Golan Telecom have yet to complete the rollout of their networks, they use national roaming services on Pelephone's and Cellcom's networks, respectively. Hot Mobile’s roaming agreement with Pelephone will expire on December 31, 2014. Pelephone also faces competition from MVNOs that provide cellular services under their own brand using the network infrastructure of another service provider. Following the Israeli government’s decision to encourage competition in the cellular market, 11 MVNO licenses were granted to virtual operators.  To the best of our knowledge, only four of the MVNO licensees currently provide services: Rami Levy (which signed a hosting agreement with Pelephone), Alon Cellular and Azi Communications (which signed hosting agreements with Partner) and Home Cellular (which signed a hosting agreement with Cellcom). A fifth MVNO named Cellact, which has not yet begun commercial operations,  signed a hosting agreement with Pelephone.

On November 8, 2013, Partner and Hot Mobile announced that they had entered into a 15-year network sharing agreement, the scope and terms of which are subject to approvals by the Israeli authorities, including the Antitrust Authority. Pursuant to the network sharing agreement, the parties agreed to  create a 50%-50% joint venture which will operate and develop a cellular network to be shared by both companies.  The joint venture have indicated that they seek to optimize the shared network by reducing the number of network sites, while improving network coverage and capacity and introducing new technology, in order to improve network efficiency, optimize operating costs and reduce the environmental impact. Both companies will continue to retain and to operate its own core network, and will be responsible for providing cellular telecommunication services to its own customers, including the provision of customer service, value-added services, marketing and sales. As an intermediate phase, Partner and Hot Mobile have entered into a rights of use agreement, which will be valid until no later than December 31, 2016, under which Partner will grant Hot Mobile, when possible, rights of use of its cellular network in order to supplement Hot Mobile’s network coverage.

In addition, the Ministry of Communications has granted a special license to a few of the new operators to conduct a marketing experiment that will examine the provision of domestic telephony services using VoIP over Cellular (“VoC”) technology. VoC services may provide an alternative to traditional cellular telephony services or virtual mobile networks, offering easier and more cost efficient services. If the VoC marketing experiment is successful and the Ministry of Communications grants licenses to offer VoC services, demand for cellular telephony services may reduce, which would negatively impact revenues and profits from that segment.

International Telephony. The international telephony market in Israel is characterized by a high degree of competition. At the end of 2012, there were seven companies offering international telephony services to private and business customers in Israel. Changes in licensing policies and the expanded use of VoIP technology have significantly reduced the barriers of entry into this market.  In addition, during 2012, cellular telephony operators began to offer international direct dial services as part of the unlimited packages they offered.  Bezeq expects competition in this market, including price competition, to increase in the future.

Internet Service Providers. Access to broadband Internet in Israel requires households to purchase Internet access services from a licensed ISP and broadband Internet infrastructure access services from a separate provider.  While there are only two fixed-line broadband Internet infrastructure access service providers in Israel (Bezeq and HOT), many telecommunication companies hold ISP licenses in Israel, including Bezeq International, 013 Netvision (which merged with Cellcom), 012 Smile (which merged with Partner), HOT Net (since February 2012) and numerous minor niche players. The Israeli ISP market is a saturated market and as competitors are typically unable to differentiate themselves based on price, they attempt to differentiate themselves primarily by strengthening customer loyalty; however, competition has led to increased churn rates and reduced income per  customer.

Pay Television. The Israeli television market is characterized by a very high penetration rate and an increasing emphasis on new television technology, in particular digital, high-definition (“HD”), and interactive television services such as video on demand (“VOD”), requiring high-bandwidth and bi-directional distribution platforms. In the multi-channel pay television market, YES and HOT are the only two companies in Israel licensed to provide multi-channel television broadcasts. Other factors impacting competition in the market include the availability of free-to-air digital terrestrial television (“DTT”) channels and the increasing availability of video content offered over the Internet, cellular networks, etc. In addition, we believe that the implementation of certain regulatory changes may have an impact on competition in the market, including the expansion in the number of free-to-air DTT channels.

The Bezeq Group operates in a highly regulated telecommunications market, which limits its flexibility in managing its business and may materially and adversely affect our results of operations.

The Bezeq Group operates in a highly regulated industry in Israel, which limits its flexibility in managing its business efficiently. The Bezeq Group is subject to government supervision and regulation relating to, among other things, its operations, licensing, permitted areas of activity, tariffs, competition, environmental matters, payment of royalties (zero rate as of 2013), universal service provision obligations, ability to hold its shares and relationships with its subsidiaries. In addition, in certain circumstances, the Bezeq Group companies are prohibited from terminating or restricting their services (which may force such companies to provide services at a loss).

As a result of the pervasive supervision and regulation of the telecommunications industry in Israel, the Bezeq Group’s business and operations could be adversely affected by decisions by regulators, including, in particular, the Ministry of Communications, as well as changes in laws, regulations or government policy affecting its business activities. Further risks and uncertainties result from the fact that changes in such laws, regulations or government policies may not be adopted or implemented in the manner that the Bezeq Group expects and that such laws, regulations or government policies may be further amended, interpreted or enforced in an unexpected manner or in a manner adverse to the Bezeq Group’s business, results of operations and financial condition.

Bezeq’s tariffs for its fixed-line services are subject to government control, which harms its ability to compete and places downward pressure on its tariffs, which adversely affects its business.

Bezeq’s fixed-line operation is restricted in its ability to give discounts on its principal services and to offer differential tariffs. Further, alternative payment packages, which should provide an immediate alternative to the regulated tariffs, are currently subject to certain conditions which often render the alternative payment package option moot.

Following the recommendations of the Hayek Committee, the Ministry of Communications has the power to set the price at which Bezeq sells its services to license holders. An application of low prices by the Ministry may adversely affect Bezeq's revenues and profits.

Bezeq is subject to restrictions on intercompany relations with its principal subsidiaries, which harms its ability to compete and adversely affects its business.

Bezeq’s general license for domestic fixed-line communication services obligates it to ensure that its relationships with its principal subsidiaries do not result in favoring them over their competitors. Bezeq is also subject to various limitations as a result of the State of Israel declaring it a monopoly in the fixed-line services business. In addition, Bezeq is subject to limitations set forth in merger approvals granted by the Israeli Antitrust Commission.  As a result of such limitations, separation of Bezeq and its principal subsidiaries’ management, financial and marketing systems, assets and employees is required, which results in high administrative overheads. Bezeq is also subject to limitations with respect to the offering of joint service packages with its principal subsidiaries, which adversely impacts its business, particularly in light of the entry into the market of communications companies competing directly with Bezeq in most of its areas of operation based on the provision of bundled services to the customer.

Potential health risks related to cellular network sites and cellular telecommunication devices could have a material adverse effect on Pelephone’s business, results of operations and financial condition.

A number of studies have been conducted to examine the health effects of cellular phone use and network sites, and some of these studies have been construed as indicating that radiation from cellular phone use causes adverse health effects. Media reports have suggested that radio frequency emissions from cellular network sites, cellular handsets and other cellular telecommunication devices may raise various health concerns.  In May 2011, the World Health Organization's International Agency for Research on Cancer (IARC) announced that radiofrequency electromagnetic fields associated with the use of cellular phones may be carcinogenic to humans.

Pelephone takes steps to ensure that the levels of radiation emitted by these transmission facilities, equipment and devices do not exceed the levels of radiation permitted in the directives of the Israeli Ministry of Environment Protection (levels adopted in accordance with international standards). However, health risks may be found to exist and transmission sites or devices and equipment may emit more radiation than that allowed in radiation standards, causing a risk to health, which may have an adverse effect on Pelephone’s business and could result in a reduction in the use of cellular services, difficulty in renting sites, claims for physical and property damages in substantial amounts and attempts to exercise the deeds of indemnity that Pelephone deposited with the planning authorities pursuant to the Planning and Building Law. Pelephone’s third-party liability insurance policy does not currently cover electromagnetic radiation.

The Bezeq Group may face difficulties in obtaining some of the building and environmental permits required for the establishment and operation of its network sites, which could have an adverse effect on the coverage, quality and capacity of its network.

The Bezeq Group, mainly with respect to its Pelephone cellular telephony operations, is subject to the Israeli Non-Ionizing Radiation Law, 5766-2006 (the “Radiation Law”), which regulates the emission of electromagnetic radiation from broadcast facilities. The Radiation Law prohibits, among other things, the erection or operation of a source of radiation in contravention of any applicable permit and the erection or operation of a source of radiation without a permit. After receiving a written warning from the authorities, failure to remedy a violation will subject the permit holder to criminal prosecution on a strict liability basis. While Pelephone is constantly working to obtain or renew permits to set up and operate its various broadcasting installations, the policies maintained by the various regulators and amendments to applicable statutes and standards could adversely impact the infrastructure of such installations.  Any such adverse impact could affect the services offered over Pelephone’s infrastructure, the result of which could have a material adverse effect on the revenues of the Bezeq Group from such services.

In addition, the establishment and operation of antennas, including for cellular service, are subject to building permits from various planning and building committees, a process that involves a number of approvals from Israeli state entities and regulatory bodies. Bezeq’s and Pelephone’s inability to obtain such approvals and permits in the future may impair the quality and capacity of their existing networks and the deployment of new networks.

Bezeq’s growth prospects depend on the continued demand for fixed-line telephony, cellular telephony, fixed-line broadband Internet infrastructure access, ISP and pay-television services.

The use of fixed-line broadband Internet infrastructure access services, cellular telephony services and pay-television services in Israel has increased in recent years, making Israel one of the most highly penetrated countries in the world with respect to such services. The Bezeq Group has benefited from this growth, and its continued growth and profitability depend, in part, on the continued demand for these services and fixed-line telephony services in the coming years. If demand for the Bezeq Group’s current services and products decrease, its business, financial condition and results of operations could be adversely affected.

The Bezeq Group’s systems and operations are vulnerable to damage or interruption, which could expose it to material risk of loss or litigation.

The Bezeq Group provides services using various infrastructure systems that include exchanges, transmission, data communication and access systems, cables and computerized systems. Any failure to manage the growth and complexity of the Bezeq Group’s networks could lead to a degradation of service and network disruptions that could harm its reputation and result in a loss of subscribers. Furthermore, Pelephone’s cellular telephony business uses two frequency ranges, 850 MHz and 2100 MHz, which are exposed to interruptions which could impair the service quality of the networks that Pelephone operates.

Although some of Bezeq Group’s systems have backup, damage to some or all of these systems, whether due to a technical fault or natural disaster, could cause extreme difficulties in providing services. If any part of the Bezeq Group’s infrastructure, including its IT systems, cellular information systems, communications lines, antenna sites, equipment or technology becomes subject to a flood, fire, other natural disaster, terrorism, acts of war, a computer virus, a power loss, material bugs in software or other catastrophe or unauthorized access, its operations and customer relations could be materially adversely affected. In addition, disaster recovery, security and service continuity protection measures that the Bezeq Group companies have, or may in the future undertake, and their monitoring of network performance, may be insufficient to prevent losses.

Although no incidents have occurred in numbers that are statistically significant, the Bezeq Group’s networks and other technical equipment has been, and may continue to be, subject to occasional malfunctions due to material bugs in software or technical shortcomings or imperfect interfaces with equipment in private homes, the networks of other operators or its own networks or with other surrounding equipment. The Bezeq Group might incur liabilities or reputational damages as a result of such malfunctions.

In addition, the Bezeq Group accumulates stores and uses data in the ordinary course of its operations that is protected by data protection laws. Although the Bezeq Group takes precautions to protect subscriber and employee data in accordance with the applicable Israeli privacy requirements, it may fail to do so and certain subscriber and employee data may be leaked or otherwise used inappropriately. Violation of data protection laws may result in fines, loss of reputation and subscriber churn and could have an adverse effect on the Bezeq Group’s business, financial condition and results of operations.

Spectrum availability in Israel is limited. Pelephone’s assigned frequency may not easily support the implementation of new technologies, which could have an adverse effect on Pelephone’s competitive position in the cellular market.

Spectrum availability in Israel is limited and is allocated by the Ministry of Communications through a licensing process. In recent years, the Israeli Government has been coping with a shortage of frequencies by limiting the number of licenses issued.  In certain situations, the 850/2100 MHz frequencies available to Pelephone may not easily support the implementation of new technologies emerging in the cellular communication sector, which could make it difficult for Pelephone to implement them. Furthermore, Pelephone’s frequencies are exposed to interference and could impair service quality of networks operated by Pelephone. The factors that could cause interference include among other things, the fact that the 850 MHz frequency is also used for terrestrial television broadcasts and by television stations broadcasting in the Middle East, which use could cause interference in Pelephone’s networks.

The Bezeq Group companies are parties to legal proceedings, which could result in them being ordered to pay significant sums.

The Bezeq Group companies are parties to legal proceedings, including class actions, which could result in them being ordered to pay significant sums, the amount of which cannot be estimated. Class action claims can relate to a small loss for a single customer and yet can become a material claim for the Bezeq Group, if certified as a class action applicable to all customers or a significant portion of them. In addition, since Bezeq provides communications infrastructure as well as billing services to other licensees, parties suing those licensees in other class actions may also try to involve Bezeq as a party to such proceedings.

The markets in which the Bezeq Group operates are characterized by material capital investments in infrastructure and subscriber equipment and changing technology, which imposes a heavy financial burden on the Bezeq Group and consequently, its capital expenditures may not generate a positive return.

The markets in which the Bezeq Group operates are characterized by material capital investments in infrastructure and subscriber equipment as a result of changing technology. The frequent technological changes in infrastructure and terminal equipment and the intense competition in various market segments impose a heavy financial burden on the companies operating in the telecommunications market, requiring them to update their infrastructure technology from time to time or to introduce new devices into the market at heavy cost. The development of new technologies can render existing technologies obsolete, resulting in the need for large monetary investments in order to retain a competitive position. The Bezeq Group’s future success will depend on its ability to develop and introduce, on a timely and cost-effective basis, new infrastructure and subscriber equipment that keep pace with technological developments. If the Bezeq Group is unable to respond promptly and effectively to changing technology, it will be unable to compete effectively in the future and its business could be adversely affected.  No assurance can be given that the Bezeq Group’s recent or future capital expenditures will generate a positive return or that it will have adequate capital available to finance such future upgrades. If the Bezeq Group is unable to, or elects not to, pay for costs associated with expanding or upgrading its networks, or making other capital expenditures, its growth and competitive position could be materially adversely affected.

The Bezeq Group’s brands are subject to reputational risks.

The Bezeq Group’s brands are well recognized in Israel. The Bezeq Group companies, including Bezeq International, Pelephone and YES, have developed their brands through extensive marketing campaigns, website promotions, customer referrals, and the use of sales forces and dealer networks.  The Bezeq Group’s brands represent a material and valuable asset.  Although the Bezeq Group companies try to manage their brands, we cannot guarantee that such brands will not be damaged by any inability to remain technologically competitive, by circumstances that are outside their control or by third parties with a resulting negative impact on the Bezeq Group’s activities.

The Bezeq Group’s results of operations are subject to market risks such as currency fluctuations, inflation in Israel and the general economic environment and financial condition of the capital markets in Israel and worldwide.

The Bezeq Group’s results of operations are subject to market risks such as currency fluctuations, the general economic conditions, inflation in Israel and the financial condition of the capital market in Israel and worldwide. The Bezeq Group measures exposure to changes in exchange rates and inflation by the surplus or deficit of assets against liabilities. In addition, Bezeq is exposed to inflationary changes in Israel as well as to market risks associated with changes to the interest rates relating to its borrowings.

Bezeq collects payments from some of its customers in foreign currencies, primarily U.S. dollars. In addition, Bezeq consumes services from suppliers outside Israel and pays for these services in foreign currencies, primarily U.S. dollars. Changes in the exchange rates of the currencies in which Bezeq operates, primarily the NIS against the U.S. dollar, could have an adverse effect on Bezeq’s cash flow and profitability.

Market and financial stability and the strength of the economy in Israel and worldwide have recently been subject to great volatility and led to a global economic slowdown. Although global economic conditions have begun to stabilize or improve, if the market in Israel weakens, the Bezeq Group’s business, results of operations and financial condition could be harmed and its revenues may decrease. Recently, the general economic and capital market conditions in the EMEA region, including Israel, and other parts of the world have undergone significant turmoil. In addition, general market volatility has resulted from uncertainty about sovereign debt and fear that the governments of countries such as Greece, Portugal, Spain, Ireland and Italy may default on their financial obligations. Furthermore, continued hostilities in the Middle East and recent tensions in North Africa could adversely affect the Israeli economy.  If these conditions continue or become worse, Bezeq’s future cost of debt and access to the capital markets could be adversely affected.

Negative developments in, or the general weakness of, Israel’s economy, in particular increasing levels of unemployment, may have a direct negative impact on the spending patterns of retail consumers, both in terms of the products they subscribe for and usage levels. Because a substantial portion of our revenue is derived from residential subscribers who may be impacted by these conditions, such conditions may make it more difficult for us to attract new subscribers, more likely that certain of our subscribers will downgrade or disconnect their services and more difficult to maintain ARPUs at existing levels. In addition, there can be no assurance that deterioration in the Israeli economy would not lead to a higher number of customers defaulting on their contracts or increased levels of service disconnections. Therefore, a weak economy and negative economic developments may jeopardize the Bezeq Group’s growth targets and may have a material adverse effect on the Bezeq Group’s business, financial condition and results of operations.

A significant portion of the Bezeq Group’s workforce is represented by labor unions, and the companies in the Bezeq Group could incur additional costs or experience work stoppages as a result of the negotiation of their labor contracts or organizing activities.

A  significant portion of the employees of the Bezeq Group was represented by Israel’s New General Federation of Workers (the “Histadrut”).  In December 2006, a special collective agreement was signed between Bezeq, its workers’ representatives and the Histadrut, regulating the labor relations in Bezeq following its privatization. In light of the collective bargaining agreement, Bezeq's ability to implement human resources and organization plans (including retirement plans and restructuring) requires coordination with the workers union and may involve significant cost. The process of implementing such plans may cause labor unrest and interfere with Bezeq’s regular course of activities.

In September 2012, Pelephone received a notice from the Histadrut stating that it constitutes a representative workers union of Pelephone employees.  On January 7, 2013, Pelephone notified the Histadrut that it recognized it as the representative organization for Pelephone and the parties began to negotiate a collective labor agreement. The negotiating process may cause labor unrest and harm Pelephone's on-going activity. The collective labor agreement, when signed, may limit management flexibility and impose additional costs on Pelephone.

The Bezeq Group depends on hardware, software and other providers of outsourced services, who may discontinue their services or products, seek to charge prices that are not competitive or choose not to renew their contracts.

The Bezeq Group has important relationships with several suppliers of hardware, software and related services that are used to operate its businesses. In certain cases, substantial investments have been made in the equipment or software of a particular supplier, making it difficult to quickly change supply and maintenance relationships in the event that the initial supplier refuses to offer favorable prices or ceases to produce equipment or provide the support that the Bezeq Group requires. Further, in the event that hardware or software products or related services are defective, it may be difficult or impossible to enforce recourse claims against suppliers, especially if warranties included in contracts with suppliers have expired or are exceeded by those in the Bezeq Group companies’ contracts with their subscribers, in individual cases, or if the suppliers are insolvent, in whole or in part. In addition, there can be no assurances that the Bezeq Group will be able to obtain the hardware, software and services it needs for the operation of its business, in a timely manner, at competitive terms and in adequate amounts.

The Bezeq Group’s ability to renew its existing contracts with suppliers of products or services, or enter in to new contractual relationships upon the expiration of such contracts, either on commercially attractive terms, or at all, depends on a range of commercial and operational factors and events, which may be beyond its control. The occurrence of any of these risks could create technical problems, damage the Bezeq Group’s reputation, result in the loss of customer relationships and have a material adverse effect on its business, financial condition and results of operations.

The Bezeq Group may be subject to claims of intellectual property infringement, which could have an adverse impact on its businesses or operating results.

The Bezeq Group is subject to the risk of intellectual property rights claims against it. The Bezeq Group has in the past and may in the future receive claims of infringement or misappropriation of other parties’ proprietary rights, particularly creative rights with respect to YES’s broadcasted programs or Pelephone's music streaming. In addition to claims relating to broadcasts on channels YES owns, it may be subject to intellectual property infringement claims with respect to programs broadcast on foreign channels that it carries. Successful challenges to YES’s rights to intellectual property could require YES to enter into royalty or licensing agreements on unfavorable terms, incur substantial monetary liability or be enjoined preliminarily or permanently from further use of the intellectual property in question. This could require a change in business practices and limit the ability to provide customers with the content that they expect. If YES is required to take any of these actions, it could have an adverse impact on its businesses or operating results.

Even if the claims of intellectual property infringement are without merit, defending against the claims can be time-consuming and costly and divert management’s attention and resources away from its businesses. Israeli law relating to intellectual property contains provisions allowing the owner of an intellectual property right to apply to Israeli courts to grant various enforcement measures and other remedies, such as temporary and permanent injunctive relief  and a right to confiscate infringing goods and damages. If any of these claims succeed, the Bezeq Group may be forced to pay damages or may be required to obtain licenses for the infringing product or service and may incur liabilities or reputational damages as a result. If the Bezeq Group cannot obtain all necessary licenses on commercially reasonable terms, it may be forced to stop using or selling the products and services, which could adversely affect its ability to provide certain services and products.

Barriers to entry in the Israeli domestic fixed-line communications segment have lessened considerably in recent years while major exit barriers remain in place.

Operating in the Israeli domestic fixed-line communications segment requires receipt of the appropriate domestic fixed-line licenses. Traditionally, the main barrier to entry in this segment arose from the need for heavy investment in technological infrastructure and in surrounding systems, which were necessary to achieve economies of scale, and from high costs involving the establishment of marketing, sales, collection and customer support systems and the building of a brand. In recent years, these traditional barriers to entry into the Bezeq Group’s segments of operation have lessened considerably as a result of the following factors: technological improvements, lower infrastructure and equipment prices, easing of regulations applying to new competitors and the mandatory obligation to allow Bezeq’s competitors to use Bezeq’s and HOT’s fixed-line infrastructures and services.

The regulation of competition in VoB-based telephony, which enables telephony services to be provided based on a broadband Internet infrastructure of another operator without need for an independent fixed-line infrastructure (and in the future, if it becomes possible, competition based on dividing the network into sections and wholesale sale of services), significantly reduces the size of investment required from those competing with Bezeq, thereby making barriers to entry in the fixed-line segment much lower.

While such barriers to entry have been reduced, Bezeq’s fixed-line business remains subject to major exit barriers, primarily relating to the commitment of Bezeq (incorporated in its license) to provide its services universally (to the entire public in Israel), to provide a defined quality of service and its obligations to provide emergency operations under the Communications Order, the Communication Law and regulations promulgated pursuant to the Communications Law. Bezeq is also subject to its commitment to those of its employees who are employed under collective agreements and long-term agreements with infrastructure suppliers.

If YES is unable to obtain attractive programming on satisfactory terms for its pay-television services, the demand for these services could be reduced, which could adversely affect its revenue and profitability.

The success of YES’s services depends on access to an attractive selection of television programming from content providers. The ability to provide movie, sports, series and other programming, including VOD content, is a major factor that attracts subscribers to pay-television services, especially premium services. If YES was unable to obtain high-quality content, it could limit YES’s ability to incentivize customers to migrate from lower priced packages to higher tier programming, which would inhibit its ability to execute its business strategy. Furthermore, there can be no assurance that YES will continue to be able to obtain an attractive selection of television programming or that the local content that YES provides will continue to be successful.  Any or all of these factors could result in reduced demand for, and lower revenue and profitability from, YES’s satellite broadcast services.

Risks Related to Our Company

We have a substantial amount of indebtedness and we may incur additional indebtedness.  Such substantial indebtedness could adversely affect our business, financial condition and results of operations.

At September 30, 2013, we and our wholly owned subsidiaries had NIS 4 billion ($1.1 billion) of debt outstanding on a standalone basis (not including the Bezeq Group debt).  If additional debt is added to our consolidated debt described above, the related risks that we now face, as described below, will intensify. Our significant level of debt could have important consequences, including, but not limited to, the following:

•	making it more difficult for us to satisfy our obligations under our current debt;

•	requiring that a substantial portion of our cash flows from operations be dedicated to servicing debt, thereby reducing the funds available to us;

•
impeding our ability to obtain additional debt or equity financing and increasing the cost of any such borrowing, particularly due to the financial and other restrictive covenants contained in the agreements governing our debt;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the competitive and economic environment in which we operate; and

•	adversely affecting public perception of us.

Any of these or other consequences or events could have a material adverse effect on our ability to satisfy our debt obligations and our results of operation.

Our financial stability may be affected by Bezeq’s dividend distribution policy and the amount of dividends we receive from Bezeq.

We are a holding company with no business operations other than holding 30.92% of the outstanding shares of Bezeq as of November 14, 2013.  Therefore, our ability to repay our debt will be affected by Bezeq’s dividend distribution policy and the amount of dividends we receive from Bezeq. In August 2009, Bezeq’s Board of Directors resolved to implement a dividend policy to distribute 100% of the semi-annual profit in accordance with its consolidated financial statements as a dividend to its shareholders. On March 31, 2011, Bezeq received approval from the Tel Aviv District Court for a NIS 3 billion distribution to be distributed to Bezeq's shareholders in six equal, semi-annual payments during the period 2011-2013. Bezeq has made all six payments totaling NIS 3 billion with respect to the distribution, of which NIS 932 million was paid to us.

If we do not receive timely and sufficient dividends and distributions from Bezeq, we will be unable to meet our debt obligations or comply with our debt covenants.  In such case, we could be forced to renegotiate or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all.

Our operating results may be adversely affected by significant fluctuations in the Israeli consumer price index and in interest rates.

As the principal amount of, and interest that we pay on, certain of our loans and debentures are linked to the Israeli Consumer Price Index (“CPI”) or are subject to variable interest rates, any increase in the Israeli CPI or in the interest rate will increase our financial expenses and could adversely affect our results. In addition, Bezeq’s tariff updating mechanism, which is subject to government regulation, is reviewed once a year and is influenced by the CPI.  As a result, the annual rate of inflation and its distribution during the year can have a material influence on the erosion of Bezeq’s tariffs and its revenues and expenses during the year, which in turn could have a material adverse impact on our operating results.

Our exposure to market risk for changes in interest rates also relates to our investment in marketable securities. Investments in both fixed rate and floating rate interest bearing securities carry a degree of interest rate risk. The market pricing for such fixed rate securities may be adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than predicted if interest rates fall. Due in part to these factors, our future financial results may be negatively affected in the event that interest rates fluctuate.

We, Internet Gold and other members of the Eurocom Group are subject to a control permit for holding the controlling interest in Bezeq. Failure to comply with this permit or other regulatory provisions relating to the control of Bezeq may result in the revocation of the control permit and our rights with respect to our Bezeq interest would be adversely impacted, which would materially and adversely affect our business and financial position.

Pursuant to the Communications Order, we were required to obtain the prior written consent of Israel’s Prime Minister and Minister of Communications (together, the “Ministers”) in order to obtain a permit to acquire the controlling interest in Bezeq. Under the Communications Order, no person may hold, directly or indirectly, “significant influence” over Bezeq or 5% or more of any particular class of means of control in Bezeq, nor may any person, together with any other person, appoint, elect or dismiss the general manager of Bezeq or cause the election, appointment or dismissal of any director of Bezeq, without the prior written consent of the Ministers. Subject to certain exceptions, prior written approval of the Ministers is also required to increase the holdings or other rights in excess of those determined in the initial approval, including by means of an agreement (including a voting agreement). Furthermore, under the Communications Order, no person may transfer control, “significant influence” or means of control in Bezeq to another, if, as a result of the transfer, the holdings of the transferee would require approval pursuant to the Communications Law or Communications Order and the transferee is not in possession of the requisite approval. For the foregoing purposes, “significant influence” means the ability to significantly influence the activity of a corporation, whether alone or together with or through others, directly or indirectly, other than as a result of holding “means of control” in that corporation or in another corporation, and including the ability derived from the corporation’s articles of association, a written, oral or other kind of agreement, or from any other source. In this context, the right to appoint an officer and holding 25% of our means of control is presumed to confer significant influence. “Means of control” means the right to vote at a general meeting of the company, appoint a director or general manager of the company, or to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation.

The control permit includes several conditions, including, among others, the requirement that SP2 be controlled exclusively by the other parties to the control permit and that the parties to the control permit hold not less than 30% of any type of means of control of Bezeq and SP2.  In February 2011, the Ministers permitted such percentage to decrease to 29% for a period of six months commencing from the date such holdings fall below 30%, in the event of dilution resulting from the exercise of options by Bezeq employees.  In addition, the control permit requires that 19% of SP2 be held at all times by an “Israeli Party,” as defined in the Communications Order. The control permit also includes certain notice requirements regarding changes in the composition of the board of directors and certain holdings in us and Internet Gold. If we, Internet Gold or any other member of the Eurocom Group subject to the control permit fails to comply with the terms of the control permit or with other regulatory provisions relating to the control of Bezeq, such permit could be revoked and our rights with respect to our Bezeq interest would be adversely impacted, which would have a material adverse effect on our business and financial position.

If we do not maintain control of Bezeq we may be deemed to be an “investment company” under the Investment Company Act of 1940, which could materially and adversely affect our business.

Section 3(a)(1)(A) of the Investment Company Act of 1940 (the “Investment Company Act”), defines an investment company as any issuer that is, holds itself out as being, or proposes to be, primarily engaged in the business of investing, reinvesting or trading in securities and Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” (within the meaning of the Investment Company Act) having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. However, an issuer will be deemed not to be an investment company if no more than 45% of the value of such issuer’s total assets (exclusive of government securities and cash items) consists of, and no more than 45% of such issuer’s net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than, among other things, securities issued by companies which are controlled primarily by such issuer. Primary control is presumed if the issuer owns over 25% of the controlled company’s voting securities and the issuer has control greater than that of any other person. Accordingly, so long as we maintain control of Bezeq, we will not be deemed an investment company.

If we were to no longer maintain the control of Bezeq, we could, among other things, be required either (i) to change substantially the manner in which we conduct our operations to avoid being subject to the Investment Company Act or (ii) to register as an investment company. An investment company that is organized under the laws of a foreign country may not register as an investment company, or publicly offer its securities through interstate commerce in the United States, unless the company applies to the Securities and Exchange Commission(the “SEC”) for an order permitting the company to register under the Investment Company Act, and to make a public offering in the United States. The SEC may issue an order granting the application if it finds that, by reason of special circumstances or arrangements, it is both legally and practically feasible effectively to enforce the provisions of the Investment Company Act against the issuer, and further finds that granting the application is otherwise consistent with the public interest and the protection of investors.

If we were required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with certain affiliates, reporting, record keeping, voting, proxy and disclosure requirements, and meeting these requirements would be costly, if at all possible.

We may fail to maintain effective internal control over our financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.

Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its combined subsidiaries’ internal control over financial reporting. To comply with this statute, we are required to document and test our internal control over financial reporting and our management is required to assess and issue a report concerning our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are relatively complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules.

Beginning in the second quarter of 2010, we began consolidating Bezeq’s financial results into our financial statements following our acquisition of the controlling interest in Bezeq. Commencing with our management report on internal control over financial reporting for the year ended December 31, 2011, our management report on internal control over financial reporting must include an assessment of Bezeq’s internal control over financial reporting. Prior to our acquisition of the controlling interest, Bezeq was not subject to Section 404 of the Sarbanes-Oxley Act. As such, we may in the future identify a material weakness in Bezeq’s internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Because Internet Gold and Eurocom Communications control a majority of our ordinary shares, investors will not be able to affect the outcome of shareholder votes that require a simple majority.

Internet Gold owned approximately 67.99% of our outstanding ordinary shares as of November 14, 2013. For as long as Internet Gold has a controlling interest in our company, it, Mr. Shaul Elovitch, the chairman of our board of directors and the chairman of the board of directors of Internet Gold and its parent, Eurocom Communications, and the controlling shareholder of Eurocom Communications, will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Similarly, as long as Eurocom Communications has a controlling interest in Internet Gold, our corporate parent, Eurocom Communications and Mr. Elovitch will have the power to determine or significantly influence the outcome of matters submitted to a vote of our shareholders that require a simple majority, including the power to elect all of the members of our board of directors (except outside directors, within the meaning of Israeli law). Because the interests of Internet Gold and Mr. Elovitch may differ from the interests of our other shareholders, actions taken by Internet Gold with respect to us may not be favorable to our other shareholders.

Risks Related to the Operations of the Bezeq Group and Our Company in Israel

Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

We and the Bezeq Group companies are incorporated and based in the State of Israel and Bezeq derives substantially all of its revenues from markets within the State of Israel. As a result, political, economic and military conditions affecting Israel directly influence us. Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2013. In recent years, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups. Also, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decrease in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. Although these matters have not had any material effect on our business and results of operations to date, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations.

Our results of operations may be adversely affected by significant fluctuations of the NIS against foreign currencies.

We and the Bezeq Group report our financial results in NIS. While the Bezeq Group receives payments in NIS for most of its sales, the Bezeq Group collects payments from some of its customers in foreign currencies, primarily U.S. dollars. In addition, the Bezeq Group companies consume services from suppliers outside Israel and pay for these services in foreign currencies, primarily U.S. dollars. Changes in the exchange rates of the currencies in which the Bezeq Group operates, primarily the NIS against the U.S. dollar, could affect our results of operations and financial condition. In addition, when the Israeli inflation rate exceeds the rate of the NIS depreciation against foreign currencies, some of the Bezeq Group’s NIS expenses increase to the extent of the difference between the rates. A significant disparity of this kind may have a material adverse effect on our operating results.

From time to time, the Bezeq Group engages in currency hedging transactions to reduce the impact on its cash flows and results of operations of currency fluctuations. The Bezeq Group recognizes freestanding derivative financial instruments as either assets or liabilities in the statements of financial position and it measures those instruments at fair value. However, accounting for changes in the fair value of a derivative instrument, such as a currency hedging instrument, depends on the intended use of the derivative instrument and the resulting designation. For derivative instruments that are not designated as cash flow hedges, changes in fair value are recognized in our income statement without any reference to the change in value of the related budgeted expenditures. These differences could result in fluctuations in our reported net income on a quarterly basis.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

Many of the Bezeq Group’s and our executive officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Bezeq’s operations could be disrupted by the absence for a significant period of one or more of its executive officers or key employees or a significant number of other employees due to military service. Any disruption in Bezeq’s operations could adversely affect its business.

Bezeq may be restricted in the conduct of its operations during periods of national emergency, which could negatively affect its business operations.

During periods of national emergency, the Minister of Communications and other governmental authorities may issue various instructions regarding the use of Bezeq’s network, including the use of the network by the Israeli security forces. In addition, the Israeli Equipment Registration and IDF Mobilization Law, 1987 permits the registration, taking and use of engineering equipment and facilities by Israel’s Defense Forces. These actions could adversely affect Bezeq’s business operations.

Risks Related to Our Ordinary Shares

Our share price has been volatile and may decrease in the future.

The market price of our ordinary shares has been subject to significant price movements and could be subject to wide fluctuations in the future in response to factors such as the following, some of which are beyond our control:

●	Quarterly variations in our operating results;

●	Global economic conditions;

●	Price movements in the market price of Bezeq’s ordinary shares;

●	Operating results that vary from the expectations of securities analysts and investors;

●	Changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

●	Regulatory changes that impact pricing of services and competition in Bezeq’s markets;

●	Changes in market valuations of other communications companies;

●	Announcements of technological innovations or new services by Bezeq or its competitors;

●	Announcements by Bezeq or its competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

●	Changes in the status of Bezeq’s intellectual property rights;

●	Announcements by third parties of significant claims or proceedings against us or Bezeq;

●	Additions or departures of key personnel;

●	Future sales of our ordinary shares; and

●	Stock market price and volume fluctuations.

Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

Our share price may be volatile in the future.

The stock market, in general, has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. In particular, the stock prices for several companies in the communications industry have experienced wide fluctuations, which have often been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the market price of our shares, regardless of our actual operating performance.

In addition, it is possible that our operating results may be below the expectations of public market analysts and investors, in which case, the price of our securities may underperform or fall.

Market sales of large amounts of our shares or securities, or even the perception that such sales may occur, may depress the market price of our shares, impair our ability to raise capital through the sale of additional securities and limit our ability to find financing sources to fund our long-term debt and other liabilities.

Market sales of large amounts of our shares or securities, or even the perception that such sales may occur, may lower the price of our ordinary shares. Of approximately 30 million outstanding ordinary shares as of September 30, 2013, approximately 10 million are held by non-affiliates and are freely tradable under US securities laws. Some of the shares that are held by affiliates are or may be registered for resale and therefore are or could be freely tradable under US securities laws, and the balance are eligible for sale subject to the volume and manner of sale limitations of Rule 144 promulgated under the US Securities Act of 1933. In addition, as described below, a substantial number of ordinary shares are issuable under capital notes, options, warrants and convertible debentures.

A conversion or exercise of a material portion of such convertible securities, or even the perception that such a conversion or exercise may occur, may depress the market price of our ordinary shares and may impair our ability to raise capital through the sale of additional securities.

Issuance of ordinary shares may dilute the percentage of current and future shareholders.

As of September 30, 2013, we had approximately 30 million ordinary shares outstanding. We may issue additional ordinary shares or convertible securities that may result in dilution of the percentage of our ordinary shares held by current and future shareholders. In addition, we may execute on additional financings in the future, which may involve the issuance of additional ordinary shares or securities that are convertible into, or exercisable for, the purchase of ordinary shares, which may materially dilute the holdings of our shareholders.

Until our announcement on November 7, 2013 of a cash dividend, we have never declared a cash dividend to our shareholders and have not adopted a dividend distribution policy.

Prior to November 7, 2013, we had never declared a cash dividend to our shareholders. On that date, our Board of Directors declared a dividend of NIS 3.41 per share and in the aggregate amount of approximately NIS 102 million. The record date for the distribution of the dividend is November 18, 2013 and the payment date is December 3, 2013.

We have not adopted a dividend distribution policy and cannot assure you that we will pay additional cash dividends in the near future. Our indirect wholly-owned subsidiary, SP2, which directly holds Bezeq’s shares and our principal source of revenues and income, is subject to limitations on the payment of dividends under the terms of the financing agreements entered into in connection with its acquisition of the controlling interest in Bezeq. You should not rely on an investment in our company if you require dividend income from your investments.

Provisions of Israeli law, the licenses of Bezeq and our articles of association may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and, therefore, depress the price of our shares.

Following our acquisition of the controlling interest in Bezeq, we and our shareholders are required to comply with the Communications Law, the Communications Order and regulations promulgated by the Ministry of Communications.

Pursuant to the Communications Order, we were required to obtain the prior written consent of the Ministers in order to acquire the controlling interest in Bezeq. Under the Communications Order, no person may hold, directly or indirectly, “significant influence” over Bezeq or 5% or more of any particular class of means of control in Bezeq, nor may any person, together with any other person, appoint, elect or dismiss the general manager of Bezeq or cause the election, appointment or dismissal of any director of Bezeq, without the prior written consent of the Ministers. Subject to certain exceptions, prior written approval of the Ministers is also required to increase the holdings or other rights in excess of those determined in the initial approval, including by means of an agreement (including a voting agreement). Furthermore, under the Communications Order, no person may transfer control, “significant influence” or means of control in Bezeq to another, if, as a result of the transfer, the holdings of the transferee would require approval pursuant to the Communications Law or Communications Order and the transferee is not in possession of the requisite approval. For the foregoing purposes, “significant influence” means the ability to significantly influence the activity of a corporation, whether alone or together with or through others, directly or indirectly, other than as a result of holding “means of control” in that corporation or in another corporation, and including ability derived from the corporation’s articles of association, a written, oral or other kind of agreement, or from any other source. In this context, the right to appoint an officer and holding 25% of our means of control is presumed to confer significant influence. “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders, including Israeli shareholders and shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are limited. Moreover, with respect to certain listed share swap transactions, the tax deferral is limited in time, and when the time expires, tax then becomes payable even if no actual disposition of the shares has occurred. These provisions of Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore depress the price of our shares.

4.8           Material Changes

No other material changes have occurred since December 31, 2012 that are not included in our annual report on Form 20-F for the year ended December 31, 2012, or in a report on Form 6-K filed between the date we filed our annual report and the date of this Prospectus, all of which are incorporated herein by reference.

4.9           Capitalization and Indebtedness

The following table sets forth our long-term debt, debentures and capitalization as of June 30, 2013 on an actual basis.

June 30, 2013
NIS in millions
Third-party Debt:

Existing Loans(1)

B Communications bank debt	2,434
B Communications financial institution debt	544
B Communications existing publicly-traded debentures	713
Bezeq bank debt	4,754
Bezeq existing debentures	5,257

Total Third-party Debt (excluding other liabilities)	13,702

Equity attributable to equity holders of the Company:

Share capital	3
Share premium	1,057
Other reserves	(104)
Retained earnings	102

Total Shareholders’ Equity	1,058

Total Capitalization	14,760

(1)	The amount reflected above is reduced by capitalized debt issuance costs of NIS 17 million.

This information does not take into account potential dilutive issuances of securities pursuant to our credit facility agreement according to which securities are issuable to our banks since the number of securities issuable will depend upon future market price of our shares and/or other conditions.

4.10           Use of Proceeds

The net proceeds from any offering, after deduction of the arranger's fee and other expenses and commissions of the offering, will be published in the supplemental shelf offering reports which will offer securities pursuant to this Prospectus.

Unless we state otherwise in a supplemental shelf offering report, we may use the net proceeds from the sale of securities under this Prospectus for general corporate purposes as well as repayment of our indebtedness, subject to the terms of our facility agreement with our banks. From time to time, we may evaluate the possibility of acquiring businesses; products, equipment and technologies, and we may use a portion of the proceeds as consideration for these purposes.

4.11           Expenses of the Offering

The aggregate amount that we will pay for arrangement fees in connection with the filing of this Prospectus is detailed on the cover page of this Prospectus and our other commissions and expenses will be published in the supplemental shelf offering reports.

4.12           Incorporation of Certain Information by Reference

We are allowed to incorporate by reference the information we file with the U.S. Securities and Exchange Commission and the Israel Securities Authority, which means that we can disclose important information to you by referring to those documents. Information incorporated by reference is part of this Prospectus. We incorporate by reference in this Prospectus the documents listed below, and any future annual reports on Form 20-F or reports on Form 6-K (to the extent that such Form 6-K indicates that it is intended to be incorporated by reference in our registration statements) filed with the SEC prior to the termination of the offering. Information that we file in the future with the SEC that is incorporated by reference herein automatically updates and supersedes any information in this Prospectus. The following documents, filed with the U.S. Securities and Exchange Commission by B Communications, are incorporated by reference hereto:

•	Annual report on Form 20-F for the year ended December 31, 2012, filed on April 24, 2013;

•
Reports on Form 6-K filed on the following dates: April 24, 2013; April 25, 2013; April 26, 2013; two reports on May 6, 2013; May 9, 2013; two reports on May 13, 2013; May 20, 2013; May 22, 2013; two reports on May 23, 2013; May 31, 2013; June 10, 2013; June 12, 2013; June 13, 2013; June 27, 2013; June 28, 2013; July 3, 2013; July 8, 2013; July 22, 2013; July 29, 2013; two reports on August 5, 2013; two reports on August 7, 2013; August 12, 2013; August 13, 2013; August 27, 2013 and two reports on September 30, 2013; two reports on September 30, 2013; October 7, 2013; October 21, 2013; October 28, 2013; October 31, 2013;November November 4, 2013; two reports on November 6, 2013; five reports on November 7, 2013; and two reports on November 12, 2013

•
Any report on Form 6-K, or parts thereof, filed or furnished after the date of this Prospectus, which states that it, or any part thereof, is being incorporated by reference in our registration statements; and

•
The description of our ordinary shares which is contained in our Registration Statement on Form F-1, Registration Number 333-146645, filed with the Securities and Exchange Commission on October 12, 2007.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this Prospectus, you should rely on the statements made in the most recent document. All information appearing in this Prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

You may obtain a copy of any or all of these filings at no cost, by writing or telephoning us at the following address:

B Communications Ltd.
2 Dov Friedman Street,
Ramat Gan 52503, Israel
+972-3-9240000 (phone),
+972-3-9399832 (fax)
Attention: Investor Relations

You should rely only on the information contained or incorporated by reference in this Prospectus or any supplement thereof. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and any arranger or agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Prospectus is accurate only as of the date on the front cover of this Prospectus, or such earlier date that is indicated in this Prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

4.13           Where You Can Find More Information

We are subject to certain of the reporting requirements of the Securities and Exchange Act of 1934, as amended (“ the “Exchange Act”), as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also submit to the SEC reports on Form 6-K containing (among other things) press releases and unaudited financial information. We post our annual report on Form 20-F on our website (www.bcommunications.co.il) promptly following the filing of our annual report with the SEC. The information on our website is not incorporated by reference into this Prospectus.

Any document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the SEC public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. The Exchange Act file number for our SEC filings is 001-33773.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.  These SEC filings are also available to the public on the Israel Securities Authority’s Magna website at http://www.magna.isa.gov.il.

4.14           Legal Matters

Certain legal matters with respect to this offering are being passed upon for us by Adv. Ami Barlev our Israeli counsel. Certain legal matters in connection with this offering relating to United States law will be passed upon for us by Carter Ledyard & Milburn LLP, New York, New York.

4.15           Experts

The consolidated financial statements of B Communications as of and for the years ended December 31, 2010, 2011 and 2012, have been audited by Somekh Chaikin (KPMG Israel), an independent accounting firm and have been incorporated in reliance on the reports of such firm, given upon its authority as an expert in accounting and auditing.